[GENERAL MILLS, INC. LETTERHEAD]

Siri S. Marshall
Senior Vice President, General Counsel
and Secretary
Telephone: (763) 764-7230
Facsimile: (763) 764-3302

CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 C.F.R. 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [*].

June 7, 2006

VIA EDGAR AND FEDERAL EXPRESS

Ms. Jill S. Davis

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E., Mail Stop 7010

Washington, D. C. 20549-7010

Re:	General Mills, Inc. Form 10-K for Fiscal Year Ended May 29, 2005 Filed July 28, 2005 File No. 1-1185

Dear Ms. Davis:

We are writing in response to the comment we received from you by letter dated May 24, 2006 regarding the above-referenced filing of General Mills, Inc. (the “Company,” “we” or “General Mills”). For ease of reference in this letter, your comment appears in italics directly above the Company’s response.

Form 10-K for the Fiscal Year Ended May 29, 2005

Note 10. Stockholders’ Equity, page 43

1.

We note from your response to prior comment four that, upon inception of the forward purchase contract in October 2004, you “did not believe it was more likely than not that [y]our stock price would be within the $45.20 to $54.24 range defined

Ms. Jill S. Davis

June 7, 2006

in the contract. Please tell us what factors you considered in making this determination at that time.

Response

The forward purchase contract was entered into in connection with our repurchase of 17 million shares of our common stock, and a third party’s issuance of notes which are mandatorily exchangeable for shares of our common stock. The contract calls for the delivery of 17 million shares of our common stock to the holder of the contract if the price of our common stock is $45.20 or lower in October 2007, reducing linearly to 14 million shares if the stock price ends at $54.24 or higher.

An underlying motivation for the forward purchase contract was to enable us to retain the benefit of expected increases in our stock price by reducing the number of shares deliverable under the contract as the stock price increases. We sought to accomplish that objective by widening the upper end of the stock price range. The holder of the forward purchase contract likewise wanted to benefit from potential increases in the stock price by maximizing the number of shares received under the contract. The holder sought to accomplish that objective by minimizing the upper end of the stock price range.

The negotiation of the final terms of the contract, including the contract fee, balanced those opposing viewpoints, resulting in the $45.20 to $54.24 stock price range. In order to maximize the benefit of the negotiated share adjustment, we set the upper end of the range at a level that we were confident would be exceeded. By doing so, we believed that we would capture the full benefit of the upside inherent in the upper end of the range, given the forward purchase contract fee.

Our belief was based in large part on our assessment of our future stock price. For that assessment, we relied on two contemporaneous analyses: (1) a discounted cash flow analysis of our fiscal 2005 long-range strategic plan, and (2) a valuation of the Company using external metrics, as follows:

Discounted Cash Flow

Each fall, we prepare a long-range strategic plan for presentation to our Board of Directors at their regularly scheduled October meeting. This plan includes a 10-year cash flow projection completed by our corporate development department, based on input from our operating units as reviewed with executive management. On October 4, 2004, the plan was presented by the corporate development department to the chief executive officer and chief financial officer.

Ms. Jill S. Davis

June 7, 2006

One outcome of this long-range plan is an annual “market signals analysis,” which uses a discounted cash flow model to calculate the inherent value of the Company’s common stock assuming the long-range strategy plan is achieved. This value was a range of $[*] per share to $[*] per share as of the date of the presentation.

Therefore, when we executed the forward purchase contract on October 8, 2004, we believed that our stock price would be above the $45.20 to $54.24 range based on the market signals analysis completed at that time, which indicated that the inherent value of the stock was [*].

Valuation Using External Metrics

Coincident with the long-range plan and market signals analysis noted above, our corporate development department performed an annual “external valuation” of the Company. On October 4, 2004, the external valuation was presented by the corporate development department to the chief executive officer and chief financial officer.

This valuation included an independent assessment of population growth, category trends and recent performance. The discounted cash flow valuation created by this critical assessment yielded a stock value of $[*] per share as of the date of the presentation. At the weighted average cost of capital used in the valuation, the expected stock price in three years (the maturity date of the forward purchase contract) was $[*].

The corporate development department also performed a valuation of the Company based on various public and business combination metrics. The range of values for the stock price using these valuations was between $[*] per share and $[*] per share as of the date of the presentation. At the weighted average cost of capital used in the valuation, the expected stock price in three years (the maturity date of the forward purchase contract), assuming the low end of the range of value, was $[*].

Therefore, when we executed the forward purchase contract on October 8, 2004, we believed that it was more likely than not that our stock price would be above the $45.20 to $54.24 range, based on valuations which indicated that the inherent stock value (1) was [*], or (2) would exceed the high end of the range within the three year life of the contract based on expected appreciation at the weighted average cost of capital.

Conclusion

When we entered into the forward purchase contract, we expected that we would realize the full benefit of the share adjustment at the top end of the range. Based on our contemporaneous

Ms. Jill S. Davis

June 7, 2006

assessments of stock value, we believed on October 8, 2004 that it was more likely than not that our stock price would exceed $54.24 by October 2007, and would not be within the range set forth in the forward purchase contract.

We hope that our letter has addressed the Staff’s comment. If you have any questions regarding our response, please contact the undersigned at (763) 764-7230 or Trevor Gunderson at (763) 764-5324.

Very truly yours,

/s/   Siri S. Marshall

Siri S. Marshall

SSM:bg

cc:   Jennifer Goeken